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July 28, 2023

VIA EDGAR
Mr. Frank Knapp
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     Copper Property CTL Pass Through Trust
Amendment No. 1 to Form 10-K for the Period Ended December 31, 2022
Filed May 2, 2023
File No. 000-56236

Dear Mr. Knapp:

This letter is sent on behalf of Copper Property CTL Pass Through Trust (the “Company”) in response to the comment from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated July 21, 2023 (the “Comment Letter”) regarding the above referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to the Company’s response.

Form 10-K/A for the Period Ended December 31, 2022

Exhibits 31.1 and 31.2

1.We note that your certifications included with your original Form 10-K filed on March 7, 2023, do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. The same is true of your Form 10-Q filed on May 8, 2023. Please file an additional amendment to your Form 10-K and an amendment to your Form 10-Q that include certifications that conform exactly to the language set forth within Exchange Act Rule 13a-14(a). Please note that you may file abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.

Response: Please see Amendment No. 2 to the Company’s Form 10-K/A for the period ended December 31, 2022, filed on July 28, 2023, and the Company’s Form 10-Q/A for the period ended March 31, 2023, filed on July 28, 2023, each of which includes the Company’s revised Exhibit 31 certifications to include certifications that conform exactly to the language set forth within Exchange Act Rule 13a-14(a).

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (424)-386-4380.
Sincerely,
/s/ Casey Fleck
Milbank LLP
CC:
Larry Finger, Principal Financial Officer
Neil Aaronson, Principal Executive Officer